Exhibit 99.2

SIGNA Sports United Reports Q1 FY22 Results

Net revenue growth despite supply constraints; Q1 FY22 net revenue of €213 million, growth of 11% over FY21 and 60% compared to FY20

•	Began trading on the New York Stock Exchange on December 15, 2021 and closed the acquisitions of WiggleCRC and Tennis Express in December 2021

•	Active customers exceeded 7.4 million, pro forma for newly closed acquisitions, representing an increase of 76% YoY

•	Net revenue grew 11% YoY to €213 million in Q1 FY22 and 17% for LTM FY22 to €892 million, despite supply constraints in full-bike category

•	Excluding full-bike sales, net revenue grew 15% and 24% YoY for Q1 and full year LTM Q1 FY22, respectively

•	Top-line resilience evidenced by two-year net revenue growth of 60% (Q1 FY22 vs. Q1 FY20) and two-year LTM net revenue growth of 59% (LTM Q1 FY22 vs. LTM Q1 FY20)

•	Gross profit increased 10% YoY to €79 million in Q1 FY22 and 24% for LTM Q1 FY22 to €346 million

•	Net loss fell to (€165) million in Q1 FY22 largely due to one-off accounting charges related to the public listing

•	Adj. EBITDA fell to (€12) million in Q1 FY22 and €6 million in LTM Q1 FY22

Berlin, Germany (March 2, 2022) – SIGNA Sports United N.V. (“SSU” or the “Company”), the world’s leading sports e-commerce and technology platform, today reported financial results for the first quarter of fiscal year 2022. During this reporting period, SSU completed its business combination with Yucaipa Acquisition Corporation on December 14, 2021 and began trading on the NYSE on December 15, 2021. The Company also closed the acquisitions of WiggleCRC and Tennis Express on December 14 and December 31, 2021, respectively.

Stephan Zoll, CEO of SSU, said, “This quarter we closed two strategically significant transactions, WiggleCRC and Tennis Express, that allow us to meaningfully enhance the strength of our platform. Despite the macro factors that continue to impact our results, we are focused on driving SSU to be in the strongest possible position to create value in the mid and long-term and we believe we are poised to do so upon the normalization of supply-chain disruptions.”

In Q1 FY22, SSU faced multiple headwinds that contributed to softer topline growth. Supply chain disruptions have remained a constant theme in the marketplace and have meant that the Company was not able to meet the full extent of consumer demand, with the most severe supply chain impacts being felt in the full-bike category. Additionally, the quarter comped against a particularly strong YoY period that was fueled by a spike in consumer interest amidst COVID-19 induced restrictions and lockdowns. Nevertheless, the Company achieved 11% net revenue growth despite supply constraints and net revenue growth of 15% when excluding full-bike sales. On an LTM Q1 FY22 basis, net revenue increased 17%. When excluding full-bike sales, LTM Q1 FY22 net revenue growth was 24%. Furthermore, the Company achieved stable gross margins throughout Q1 FY22, even when compared to the COVID-driven spike in Q1 FY21, with expansion of 200+ bps on an LTM basis.

Alex Johnstone, the Company’s CFO, said, “SSU’s results in the fiscal first quarter demonstrate the resiliency of the SSU platform; we drove consolidated topline growth by offsetting headwinds caused by supply constraints in the full-bike category with growth across all other categories. We leveraged promotional activity and targeted marketing investment to drive active customer growth and market share.”

Q1 FY22 Consolidated Financial Summary and Key Operating Metrics

	Q1	Q1	YoY	LTM Q1	LTM Q1	YoY
EUR in millions	FY21	FY22	Growth	FY21	FY22	Growth
Key Financials
Net Revenue	€192	€213	10.6%	€763	€892	17.0%
Gross Profit	€72	€79	10.2%	€280	€346	23.7%
% Margin	37.3%	37.1%	(15)bps	36.7%	38.8%	208bps

Adj. EBITDA	€10	(€12)	(222.0%)	€28	€6	(77.5%)
% Margin	5.0%	(5.5%)	NM	3.7%	0.7%	(300)bps
Net Income	(€1)	(€165)	NM	(€18)	(€210)	NM
Operating Performance
LTM Active Customers	4.2	7.4	76.2%	4.2	7.4	76.2%
Total Visits	64.5	84.6	31.2%	265.5	405.4	52.7%
Net Orders	1.5	2.4	62.1%	5.9	11.1	87.8%
Net AOV	€99	€97	(1.3%)	€102	€101	(0.4%)

Note: Financials not inclusive of Tennis Express, inclusive of WiggleWCRC from 15-Dec-2021. FY22 KPIs PF for recently closed acquisitions. Please refer to Non-IFRS Financial Measures section for further detail regarding disclosed metrics. “NM” defined as not meaningful.

Q1 FY22 Business Highlights / Commentary

•	Business Update

•	Recently closed acquisitions of WiggleCRC and Tennis Express meaningfully augment the strength of SSU’s platform, resulting in continued top-line growth in the face of severe supply chain disruptions

•	Strong performance in the Tennis and Outdoor categories provided a flexible response to full-bike supply constraints

•	Heightened customer acquisition investment to drive market share gains and strong customer growth while lapping strong lockdown driven demand spike in Q1 FY21

•	Expansion in core geographies (DACH / Southern Europe) with further geographic net revenue diversification in Q1 FY22, particularly in the U.S. with Midwest Sports and Tennis Express acquisitions

•	Flagship tennis retail stores opened across France, Italy, and Spain

•	Key Performance Indicators

•	Targeted marketing spend resulted in strong customer growth and conversion, leading to 5.3 million organic active customers (25% YoY growth), 7.4 million pro forma for closed acquisitions

•	Reported traffic growth despite decline in pro forma organic traffic due to supply constraints and lapping COVID-19 driven lockdowns

•	Effective customer acquisition resulted in elevated net conversion leading to strong net order growth of 62% to 2.4 million in Q1 FY22, pro forma for closed acquisitions

•	Slightly lower Q1 FY22 AOV stemming from lower full-bike contribution, offset by growth in conversion and net orders

•	Financial Update

•	Net revenue growth of 11% in Q1 FY22 (15% growth when excluding full-bike sales) to €213 million, despite supply constraints in full-bike, LTM Q1 FY22 net revenues of €892 million, a 17% increase

•	Robust performance in Tennis and Outdoor categories more than offset the decline in full-bike sales, resulting in 24% growth in LTM net revenues excluding full-bike sales

•	Stable gross margin in Q1 despite COVID-19 driven margin spike in Q1 FY21 and ~200bps expansion on LTM basis

•

Adj. EBITDA fell to (€12) million in Q1 FY22, Adj EBITDA margin declined in Q1 FY22 due to heightened customer acquisition investment to drive market share gains and strong customer growth while lapping strong lockdown driven demand spike in Q1 FY21

Outlook & Guidance

Management is reiterating the previously published financial guidance for FY22 that reflects continued organic growth of the enlarged Company in the face of severe disruptions in full-bike supply.

•	FY22 Guidance

•	Net revenue: €1,400 million to €1,550 million

Management’s expectations are underpinned by the following key assumptions:

•	Favorable structural megatrends remain, double digit topline growth expected to return once supply chain pressures ease towards the end of CY22

•	Uncertainty relating to consumer demand against inflationary backdrop, COVID-19, and geo-political developments

•

H1 FY22 anticipated to see negative organic growth on a pro forma basis; comping against strong lock-down induced H1 FY2021 and full-bike supply constraints. Anticipated return to organic growth expected from Q3 FY22

Conference Call Information

SSU will host a conference call today, March 2, 2022, at 8:30 a.m. Eastern Time to discuss the Company’s results as well as expectations about SSU’s business. Interested parties may access the conference call by dialing 1-844-200-6205 (in the United States) or 1-929-526-1599 (outside of the United States), along with access code 031467. The conference call will be simulcast and archived on the Company’s website at https://investor.signa-sportsunited.com/.

Non-IFRS Financial Measures

The press release includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. SSU believes that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Forward Looking Statements

These forward-looking statements include, but are not limited to, statements regarding the Company’s intent, belief or current expectations; future events; the estimated or anticipated future results and revenues of the Company; future opportunities for the Company; future planned products and services; business strategy and plans; objectives of management for future operations of the Company; market size and growth opportunities; competitive position, technological and market trends; and other statements that are not historical facts. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are based on the current expectations, beliefs and assumptions of the Company’s management and on information currently available to management and are not predictions of actual performance or further results. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following, as well as the risk factors identified in the Company’s Securities and Exchange Commission filings: our future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; our future acquisitions, business strategy and expected capital spending; our assumptions regarding interest rates and inflation; business disruptions arising from the coronavirus outbreak; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our ability to effect future acquisitions and to meet target returns; changes in general economic conditions in the Federal Republic of Germany, including changes in the unemployment rate, the level of consumer prices, wage levels, etc.; the further development of online sports markets, in particular the levels of acceptance of internet retailing; our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; our ability to offer our customers an inspirational and attractive online purchasing experience; demographic changes, in particular with respect to the Federal Republic of Germany; changes affecting interest rate levels; changes in our competitive environment and in our competition level; changes affecting currency exchange rates; the occurrence of accidents, terrorist attacks, natural disasters, fire, environmental damage, or systemic delivery failures; our inability to attract and retain qualified personnel; political changes; and changes in laws and regulations.

Forward-looking statements speak only as of the date they are made, and the Company assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

Reconciliations

	Q1	Q1
	FY21	FY22
Net Loss	(€1.4)	(€165.0)
Income Tax Benefit	0.2	(3.8)
Earnings before tax (EBT)	(€1.2)	(€168.8)
Share of results of associates	0.3	0.3
Finance income	(0.0)	(3.3)
Finance costs	1.7	1.7
Depreciation and amortization	7.5	9.0
EBITDA	€8.3	(€161.1)
Total EBITDA Adjustments	1.3	149.4
Transaction related charges	–	0.6
Reorganization and restructuring costs	0.5	120.8
Consulting fees	0.7	22.3
Share-based compensation	–	5.4
Other material one-time items	0.1	0.4
Adj. EBITDA	€9.6	(€11.7)

Definitions

Net Online Revenue: Online revenue (excluding sales partners) equal to net orders (post cancellations and returns) multiplied by Net AOV.

Platform Revenue: Revenue derived from non-1P E-commerce business models (i.e., retail media sales, marketplace).

Gross Profit: Net revenues less cost of materials adjusted for extraordinary write-offs.

Adjusted EBITDA: Calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for certain items which SSU’s management believes do not reflect the core operating performance of the operating segments of SSU. Adjustments include material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses.

Active Customers: Customers with one or more purchases within the last 12 months, irrespective of cancellations or returns.

Total Visits: Number of visits including mobile and website. Cut-off at 30 minutes of inactivity and at date change. Not cut off at channel change during session.

Net Orders: Orders post cancellations and returns.

Net AOV: Total online revenue (excluding sales partners) divided by net orders (post cancellations and returns).

Contacts:

SSU Press Contact

Erin Classen

Allison + Partners

erin.classen@allisonpr.com

+1 202 756 7246

SSU Investors Contact

Matt Chesler, CFA

Allison + Partners

matt.chesler@allisonpr.com

+1 646 809 2183

About SIGNA Sports United:

Based in Berlin, Germany, SIGNA Sports United is a leading global sports e-commerce and tech platform in Bike, Tennis, Outdoor and Team Sports with 7.4 million active customers and 400+ million annual webshop visitors. SIGNA Sports United combines iconic webshop brands such as Wiggle, Chain Reaction Cycles, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, Tennis-Point, TennisPro, Outfitter and many more. SSU connects more than 1,000+ brand partners and 500+ independent offline retailers to its platform.

Further information: www.signa-sportsunited.com.

Unaudited interim condensed consolidated statements of operations

(in EUR millions)

	Q1	Q1	YoY
	FY21	FY22	Growth
Net Revenue	€192.2	€212.6	10.6%
Own Work Capitalized	0.7	0.7	0.3%
Other Operating Income	2.8	1.4	(51.0%)
Total Revenue and Other Income	€195.7	€214.7	9.7%
Cost of Materials	(120.5)	(133.7)	10.9%
Personnel Expense	(20.6)	(29.6)	44.0%
Other Operating Expenses	(45.0)	(63.1)	40.1%
EBITDA Adjustments	(1.3)	(149.5)	NM
Depreciation & Amortization	(7.5)	(9.0)	19.7%

Operating Loss	€0.8	€(170.1)	NM
Share of results of associates	(0.3)	(0.3)	14.0%
Finance income	0.0	3.3	NM
Finance costs	(1.7)	(1.7)	(3.3%)

Pre-Tax Income	€(1.2)	€(168.8)	NM
Income Taxes	(0.2)	3.8	NM

Net Income	€(1.4)	€(165.0)	NM

Unaudited interim condensed consolidated statements of financial position

(in EUR millions)

	Q4	Q1
	FY21	FY22
Non-current assets
Intangible assets	€326.8	€905.0
Property, plant and equipment	98.4	132.0
Equity accounted investees	0.0	0.0
Other non-current financial assets	1.4	1.5
Deferred taxes	(0.0)	0.7
Current assets
Inventories	181.9	267.2
Trade receivables	26.3	24.5
Income tax receivables	2.0	0.6
Other current financial assets	24.0	24.8
Other current assets	31.4	38.1
Cash and cash equivalents	50.7	139.2
Total assets	€742.9	€1,533.5
Owners net investment	373.4	987.2
Equity attributable to non-controlling interests	–	–
Total equity	€373.4	€987.2
Non-current liabilities
Non-current provisions	0.1	4.0
Non-current financial liabilities	140.4	185.8
Non-current trade payables	–	12.3
Other non-current liabilities	1.0	1.5
Deferred taxes	40.2	61.2
Current liabilities
Current income tax liabilities	1.7	1.7
Current provisions	4.9	6.2
Trade payables	102.7	115.6
Other current financial liabilities	27.7	69.7
Other current liabilities	46.2	81.8
Contract liabilities	4.7	6.4
Total liabilities	€369.5	€546.3
Total equity and liabilities	€742.9	€1,533.5

Unaudited interim condensed consolidated statements of cash flows

(in EUR millions)

	Q1	Q1
	FY21	FY22
NET CASH FLOW FROM OPERATING ACTIVITIES
Earnings before taxes	€(1.2)	€(168.8)
Adjustments to reconcile earnings before taxes to net cash from operating activities:
Depreciation and amortization	7.5	9.0
(Income) loss from investments accouted for using the equity method	0.3	0.3
Net finance costs	1.8	(1.6)
Other non-cash income and expenses	2.0	133.5
Change in other non-current assets and liabilities	(3.1)	13.5
Change in:
Inventories	(5.0)	(7.4)
Trade receivables	(2.4)	2.6
Other current financial assets	(0.6)	1.6
Other current assets	(5.4)	4.2
Current provisions	0.0	1.3
Trade payables	(16.5)	(37.7)
Other current financial liabilities	6.8	1.9
Other current liabilities	6.6	(33.6)
Contract liabilities	(1.5)	(0.0)
Net cash flow from operating activities	€(10.8)	€(81.4)
NET CASH FLOW FROM INVESTING ACTIVITIES
Purchase of intangible assets and property, plant and equipment	(7.6)	(10.7)
Acquisition of subsidiaries, net of cash acquired	–	(167.0)
Net cash flow from investing activities	€(7.6)	€(177.7)
NET CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from capital contributions	–	402.7
Proceeds from financial liabilities to financial institutions	–	26.1
Repayment of financial liabilities to financial institutions	(7.8)	(77.1)
Repayment of other loans	–	(0.7)
Payments for lease liabilities	(2.2)	(2.9)
Interest paid	(1.4)	(0.6)
Net cash flow from financing activities	€(11.4)	€347.6
Net increase (decrease) in cash and cash equivalents	€(29.8)	€88.4